Michael J. Minahan 617.570.1021 mminahan@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 28, 2011

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	WisdomTree Investment, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

Filed May 26, 2011

File No. 001-10932

Dear Mr. Kluck:

This letter is submitted on behalf of WisdomTree Investment, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12B filed on May 26, 2011 (the “Registration Statement”), as set forth in your letter dated June 20, 2011 addressed to Jonathan L. Steinberg, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement).

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

June 28, 2011

General

1.	We note your response to comment 2 of our comment letter dated April 28, 2011. Please provide us with the third-party data you used to generate the report that supports the following disclosure:

•	“Our average market share of industry inflows since inception was 1.6% as of March 31, 2011,” page 15;

•	“Our market share in recent quarters has been increasing and is higher than our average since inception,” page 15;

•

“For example, at December 31, 2009, our top 5 largest ETFs had assets under management of approximately $2.4 billion, yet one year later, they collectively had approximately $4.4 billion under management,” page 15;

•	“The average daily trading volume for our ETFs in 2009 was 1.8 million shares a day. In 2010, the average daily trading volume increased to approximately 3.6 million shares a day,” page 15; and

•	“At June 30, 2011, 31 of our ETFs will have at least 3 year track records, 19 of which will also have 5 year records,” page 15.

RESPONSE: In response to the Staff’s comments, the Company is supplementally delivering to the Staff the third-party data the Company used to generate the reports that support the disclosures identified by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Components of Revenue, page 33

2.	We note your response to comment 14 of our comment letter dated April 28, 2011. Please revise your disclosure in this section to indicate that the advisory fees listed on page 33 take into account the arrangement with Mellon Capital Management Corporation and The Dreyfus Corporation or make a cross reference to the notes to the financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 33 in response to the Staff’s comment.

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

June 28, 2011

Division of Investment Management

3.	Page 7: The registration statement currently states, “For example, each ETF is required to have an independent board of Trustees not affiliated with the fund’s investment manager.” To be more accurate it should state, “For example, the Investment Company Act of 1940 requires that at least 40% of the Trustees for each ETF may not be affiliated with the fund’s investment manager (“Independent Trustees”). If the ETF seeks to rely on certain rules under the Investment Company Act of 1940, a majority of the Trustees for that ETF must be Independent Trustees.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 7 in response to the Staff’s comment.

4.	Page 7: The registration statement currently states, “In addition, ETF’s operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs.” To be more accurate it should state: “As discussed below ETF’s have received orders from the staff of the SEC which exempt them from certain provisions of the Investment Company Act of 1940, however, ETFs generally operate under regulations that prohibit affiliated transactions, have standard pricing and valuation rules and mandated compliance programs.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 7 in response to the Staff’s comment.

5.	Page 7: The registration statement currently states, “Our investment management agreement with the Wisdom Tree Trust and Wisdom Tree ETFs must be renewed and specifically approved at least annually by a vote of the Trustees.” To be more accurate, it should state, “Our investment management agreement with the Wisdom Tree Trust and Wisdom Tree ETFs must be renewed and specifically approved at least annually by a vote of the Independent Trustees.” They could also track the language used on page 20 in relation to the annual approval of the adviser contract.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 8 in response to the Staff’s comment.

6.

Page 9: The registration statement currently states: “Most of today’s ETFs track market capitalization weighted indexes. Market capitalization weighted ETFs assign more weight to stocks with the highest market capitalizations, which is a function of stock price. This means that if a stock is overvalued, market capitalization weighted funds will give the overvalued stock greater weight as its price and market capitalization increases and the opposite is true if a stock is undervalued, where market capitalization weighted funds will give it less weight. Without a way to rebalance away from these stocks, market

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

June 28, 2011

capitalization weighted funds essentially hold more of a company’s stock as its price is going up and less as the price of the company’s stock is going down. In other words, these funds buy high and sell low.” The sponsors of these ETFs would likely disagree with these statements, so it should be couched as an opinion.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on pages 10 and 11 in response to the Staff’s comment.

7.	Page 10: The registration statement currently states: “In 2008, we obtained regulatory approval to launch actively managed ETFs, which are ETFs that are not based on an index but rather are actively managed with complete transparency of the ETF’s portfolio on a daily basis. We are one of only a limited number of ETF sponsors who have obtained permission from the SEC to launch actively managed ETFs. This has enabled us to develop products not yet offered by other ETF sponsors.” The second sentence improperly implies an endorsement by the SEC, and not simply a function of time. It should state “Currently, we are one of several ETF sponsors that have already received the necessary exemptive relief from the SEC to launch actively managed ETFs.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 11 in response to the Staff’s comment.

8.	Page 16: The registration statement currently states: “The WisdomTree ETFs are registered with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). WTAM, as an adviser to a registered investment company, must comply with the requirements of the 1940 Act and related regulations including, among others, requirements relating to operations, fees charged, sales, accounting, recordkeeping, disclosure and governance. In addition, the WisdomTree Trust generally has obligations with respect to the qualification of the registered investment company under the Internal Revenue Code.” The ETFs are subject to the 1940 Act, not WTAM. To be more accurate, it should state, “The WisdomTree ETFs are registered with the SEC pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). WTAM, as an adviser to a registered investment company, must ensure the ETFs comply with the requirements of the 1940 Act, conditions imposed in the exemptive orders received by the ETFs, and related regulations including, among others, requirements relating to operations, fees charged, sales, accounting, recordkeeping, disclosure and governance.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 17 in response to the Staff’s comment.

9.

Page 20-21. The registration statement currently states, “New regulation regarding the annual approval process for investment advisory agreements may result in the reduction of fees under these agreements.” The registrant may be contemplating the recent Jones v.

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

June 28, 2011

Harris case. Therefore, it may want to state, “New regulation or judicial interpretations regarding the annual approval process for investment advisory agreements may result in the reduction of fees under these agreements.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 2 on page 22 in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan Michael J. Minahan

MJM:eam

cc:	Folake Ayoola, Securities and Exchange Commission

Amit Muni, WisdomTree Investment, Inc.

Peter M. Ziemba, WisdomTree Investment, Inc.

Jocelyn M. Arel, Goodwin Procter LLP

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